U N I T E D   S T A T E S

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549

                            FORM 11-K




        [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended December 31, 1998


                                or


        [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION
                                PERIOD FROM

                   ____________ TO ____________



               PACIFIC CENTURY FINANCIAL CORPORATION
                        PROFIT SHARING PLAN
       _____________________________________________________
        Full title of the plan and the address of the plan,
         if different from that of the issuer named below:



               Pacific Century Financial Corporation
                        130 Merchant Street
                      Honolulu, Hawaii  96813
       _____________________________________________________
       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Required Information

     Listed below are the financial statements and exhibits filed as part of the annual report.

     A)  Financial Statements

                1)      Report of Independent Auditors
                2) Statements of Net Assets Available for Benefits December 31, 1998 and 1997
                3) Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 1998 and 1997
                4)      Notes to Financial Statements
                5) Schedule of Assets Held for Investment Purposes December 31, 1998
                6) Schedule of Reportable Transactions - Year Ended December 31, 1998

     B)  Exhibits

                Consent of Independent Certified Public Auditors



                            SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        PACIFIC CENTURY FINANCIAL CORPORATION
                                        PROFIT SHARING PLAN



Date:  June 25, 1999                             By:   /s/ RICHARD J. DAHL

                                                 Richard J. Dahl
                                                 President and Director of
                                                 Pacific Century Financial
                                                 Corporation; and member of the
                                                 Pacific Century Financial
                                                 Corporation Benefit Plans
                                                 Committee






                     Audited Financial Statements
                      and Supplemental Schedules

                 Pacific Century Financial Corporation
                         Profit Sharing Plan

                Years ended December 31, 1998 and 1997
                  with Report of Independent Auditors

                 Pacific Century Financial Corporation
                         Profit Sharing Plan

                     Audited Financial Statements
                      and Supplemental Schedules

                Years ended December 31, 1998 and 1997




                               Contents

Report of Independent Auditors . . . . . . . . . . . . . . . . . 1

Audited Financial Statements

Statements of Net Assets Available for Benefits. . . . . . . . . 3
Statements of Changes in Net Assets Available for Benefits . . . 4
Notes to Financial Statements. . . . . . . . . . . . . . . . . . 5

Supplemental Schedules

Schedule of Assets Held for Investment Purposes. . . . . . . . .15
Schedule of Reportable Transactions. . . . . . . . . . . . . . .16

                    Report of Independent Auditors


The Board of Directors
Bank of Hawaii and
The Benefit Plans Committee
Pacific Century Financial Corporation Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Pacific Century Financial Corporation Profit Sharing Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Benefit Plans Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Benefit Plans Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1998 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1998 financial statements taken as a whole.


                                /s/  ERNST & YOUNG LLP


April 1, 1999

    Pacific Century Financial Corporation Profit Sharing Plan

                                 Statements of Net Assets Available for Benefits

                                                                            December 31
                                                                    1998                   1997
                                                            -----------------------------------
                                                                         (In Thousands)
Assets
Investments, at fair value:
  Mutual funds                                                  $106,478                $85,976
  Collective trust                                                23,860                 22,757
  Common stock                                                    76,983                 82,725
  Participant loans                                                4,777                  4,228
                                                            -----------------------------------
Total investments                                                212,098                195,686

Receivables:
  Employer contribution                                            5,441                  5,981
  Participant contributions                                          632                    567
                                                            -----------------------------------
Total receivables                                                  6,073                  6,548
                                                            -----------------------------------
Net assets available for benefits                               $218,171               $202,234
                                                            ===================================

See accompanying notes to financial statements.

    Pacific Century Financial Corporation Profit Sharing Plan

                            Statements of Changes in Net Assets Available for Benefits


                                                                     Year ended December 31

                                                                    1998                   1997
                                                            -----------------------------------
                                                                         (In Thousands)
Additions
Investment income - interest and dividends                       $12,228                $13,136
Net appreciation in fair value of investments                        463                 18,402

Contributions:
  Participants                                                     8,558                  6,598
  Employer                                                         7,910                  8,806
  Other                                                              697                    359
                                                            -----------------------------------
Total contributions                                               17,165                 15,763
                                                            -----------------------------------
Total additions                                                   29,856                 47,301

Deductions
Distributions to participants                                   (13,919)               (12,119)
                                                            -----------------------------------
Net increase                                                      15,937                 35,182
Net assets available for benefits at beginning of year           202,234                167,052
                                                            -----------------------------------
Net assets available for benefits at end of year                $218,171               $202,234
                                                            ===================================

See accompanying notes to financial statements.

    Pacific Century Financial Corporation Profit Sharing Plan

                 Notes to Financial Statements

                       December 31, 1998



1. Description of the Plan and Summary of Significant Accounting
Policies

Description of the Plan

The following description of the Pacific Century Financial
Corporation Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Summary Plan
Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan for employees of Bank of Hawaii and certain subsidiaries of Pacific Century Financial Corporation and Bank of Hawaii, collectively (the Bank), who have fulfilled the Plan's participation requirements. The Plan is subject to the reporting and disclosure, fiduciary, vesting, and administration and enforcement provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On behalf of the Bank as Plan Administrator, the Plan is administered by the Benefit Plans Committee. All assets of the Plan are held in trust by Vanguard Fiduciary Trust Company, as trustee, and all benefits are provided by such trust fund.

The participating employers make a profit sharing contribution on behalf of participants for each calendar year in an amount which is based upon Pacific Century Financial Corporation's profits for the year. The contribution varies depending on Pacific Century Financial Corporation's adjusted net income and adjusted return on equity. The amount of profit sharing contribution for the years ended December 31, 1998 and 1997 were $4,693,504 and $5,291,225, respectively.

Participants are allowed to contribute up to 7% of their eligible compensation to the Plan. However, annual additions attributed to participants' accounts are limited to certain maximum annual amounts, including those provided under the Internal Revenue Code ($30,000 for 1998 and 1997).

The participating employers contribute matching contributions on behalf of participants each calendar quarter equal to $1.25 for each $1.00 contributed by participants up to 2% of the participant's eligible compensation. Matching contributions are made to the Plan by the end of the following calendar quarter.

Participants are permitted to select among the following investment options in which contributions are to be invested: Pacific Capital Growth Stock Fund, Pacific Capital Growth & Income Fund, Pacific Capital New Asia Growth Fund, Pacific Capital Short-Intermediate U.S. Treasury Securities Unit Fund, Pacific Capital Diversified Fixed Income Unit Fund, Vanguard Wellington Fund, Vanguard Windsor Fund, 500 Portfolio of the Vanguard Index Trust, Short-Term Federal Portfolio of the Vanguard Fixed Income Securities Fund, Vanguard Retirement Savings Trust, and the Pacific Century Financial Corporation Stock Fund.

Effective April 1, 1998, the portion of the Plan consisting of the Pacific Century Financial Corporation Stock Fund converted to an employee stock ownership plan (ESOP). As an ESOP any cash dividends on Pacific Century Financial Corporation stock is passed through to the participants unless the participant elects against receiving the dividend. The cash dividend on shares of Pacific Century Financial Corporation stock paid as a dividend pass through is not treated as a distribution from the Plan, rather, it is accounted for as if the participant receiving the dividend was the direct owner of the shares of Pacific Century Financial Corporation stock. For participants electing not to receive the dividend pass through, the dividend is allocated to the participants' account as income and is invested in additional shares.

Participants are fully vested in the Plan's assets allocated to their account.

Withdrawals are permitted for participants demonstrating immediate and heavy financial need. Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the present value of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms do not exceed 5 years unless the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant's account or other security deemed to be sufficient by the Benefit Plans Committee and are made at a reasonable rate of interest. Principal and interest is paid ratably through monthly payroll deductions. No withdrawals or loans are permitted from the Pacific Century Financial Corporation Stock Fund.

For termination of employment due to retirement (normal and early), disability, and death, a participant is entitled to receive an allocation of matching contribution and profit sharing contribution for the calendar quarter or calendar year, respectively, in which the participant terminates employment. Under these conditions, the participant's account is distributed as soon as practicable after the year-end allocations are made. However, the participant may make an election to waive this allocation and receive an immediate distribution. For termination of employment before retirement (normal or early), disability or death, the participant's account is distributed as soon as practicable. For all accounts under the Plan that exceed $5,000, a distribution can only be made if the participant consents in writing to such a distribution. Generally, all distributions from the Plan upon a participant's termination are made in a lump sum. In case of death, beneficiaries may elect to receive distributions as a lump sum or as an annuity contract. Participants may elect to defer distributions.

In the event that the Board of Directors terminates the Plan, each participant's interest in the Plan will remain fully vested and non-forfeitable. The Board of Directors may require all participants and beneficiaries to withdraw such amounts in cash, in kind, in any other form, or any combination thereof, as it may determine in its sole discretion.

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Expenses

Fees paid to the Plan's trustee and other administrative expenses incurred in connection with the operation of the Plan are paid by the participating employers. Brokerage commissions and other expenses incurred in connection with the purchase or sale of investments are paid by the Plan.

Investment Valuation and Income Recognition

Investments are stated at fair value. Shares of Pacific Century Financial Corporation stock are valued at quoted market prices. Shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Units of the Vanguard Retirement Savings Trust are valued at net asset value at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The net realized gain and loss on investments that were sold during the year and the unrealized gain and loss on investments held at year end are reflected in the Statements of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in fair value of investments. The realized gain and loss on investments sold is computed using the average cost method.

Contributions

Contributions from employer and participants are accrued through December 31 in the Statements of Changes in Net Assets Available for Benefits.

Benefits

Benefits are recorded when paid.

2. Investments

The Vanguard Retirement Savings Trust is a collective trust investing in investment contracts with selected insurance companies and commercial banks. The contract value of investment contracts generally approximates fair value and represents initial deposits, plus contributions and interest, less benefit payments. The Vanguard Retirement Savings Trust allows for benefit responsive withdrawals by the Plan at contract value, subject to certain market value adjustments. The fair value of the investment contracts held by the Vanguard Retirement Savings Trust at December 31, 1998 and 1997 were $23,860,000 and $22,757,000, respectively. The average yield of the Vanguard Retirement Savings Trust during 1998 and 1997 was approximately 6.0% and 6.1%, respectively.

Individual investments representing 5% or more of the Plan's net assets at December 31, 1998 and 1997 are as follows:

                                                                     December 31
                                                                    1998                   1997
                                                -----------------------------------------------
                                                                   (In Thousands)
Vanguard Wellington Fund                                         $33,657                $30,070
Vanguard Windsor Fund                                             35,672                 37,249
500 Portfolio of the Vanguard Index Trust                         24,243                 12,413
Vanguard Retirement Savings Trust                                 23,860                 22,757
Pacific Century Financial Corporation Stock Fund                  76,983                 82,725

3. Transactions and Agreements with Parties in Interest

The Pacific Century Financial Corporation Stock Fund invests in the $.01 par common stock of Pacific Century Financial Corporation.

The Pacific Capital Growth Stock Fund, Pacific Capital Growth & Income Fund, Pacific Capital New Asia Growth Fund, Pacific Capital Short Intermediate U.S. Treasury Securities Unit Fund, and the Pacific Capital Diversified Fixed Income Unit Fund belong to a family of proprietary mutual funds advised by Pacific Century Trust, a division of Bank of Hawaii.

The Vanguard Wellington Fund, Vanguard Windsor Fund, 500 Portfolio of the Vanguard Index Trust, and Short-Term Federal Portfolio of the Vanguard Fixed Income Securities Fund are mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company. The Vanguard Retirement Savings Trust is a collective trust managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company acts as trustee for the Plan's investments.

4. Income Tax Status

The Internal Revenue Service has issued a determination letter dated May 10, 1997 stating that the Plan qualifies, in form, under
Section 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Benefit Plans Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5. Changes in Net Assets Available for Benefits by Investment
Option

During 1998, the change in net assets available for benefits by investment option is as follows:

                                         Year ended December 31, 1998
------------------------------------------------------------------------------------------------------------------------
                                                      Pacific Capital
                                                                Short
                      Pacific                            Intermediate       Pacific
                      Capital     Pacific     Pacific            U.S.       Capital
                       Growth     Capital Capital New        Treasury   Diversified     Vanguard
                        Stock    Growth & Asia Growth      Securities  Fixed Income   Wellington     Vanguard
                         Fund Income Fund        Fund       Unit Fund     Unit Fund         Fund Windsor Fund
------------------------------------------------------------------------------------------------------------------------
                                                       (In Thousands)
Additions
Investment income        $620        $378          $7             $11           $14       $3,733       $3,138
Net appreciation
  (depreciation) in
  fair value of
  investments             289         191       (147)               5             2        (124)      (2,932)

Interfund transfers       938       1,030       (177)             318           453           68      (3,051)

Contributions:
  Participant             597         573         244              27            40        1,135        1,624
  Employer                670         620         222              43            63        1,104        1,380
  Other                    30          37          58               3             7          108          108
------------------------------------------------------------------------------------------------------------------------
Total contributions     1,297       1,230         524              73           110        2,347        3,112
------------------------------------------------------------------------------------------------------------------------
Total additions         3,144       2,829         207             407           579        6,024          267

Deductions
Distributions to
  participants          (175)       (159)        (59)             (2)          (45)      (2,433)      (2,006)
------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) 2,969       2,670         148             405           534        3,591      (1,739)

Net assets available
  for benefits at
  beginning of year     1,813       1,323       1,176              41            15       30,927       38,483
------------------------------------------------------------------------------------------------------------------------
Net assets available
  for benefits at end
  of year              $4,782      $3,993      $1,324            $446          $549      $34,518      $36,744
========================================================================================================================

                                          Year ended December 31, 1998
-------------------------------------------------------------------------------------------------------------------------
                                 Short-Term
                                    Federal
                               Portfolio of                    Pacific
                500 Portfolio  the Vanguard                    Century     Employee
                       of the  Fixed Income      Vanguard    Financial        Stock
                     Vanguard    Securities    Retirement  Corporation    Ownership
                  Index Trust          Fund Savings Trust   Stock Fund     Plan (1)    Loan Fund        Total
------------------------------------------------------------------------------------------------------------------------
                                                        (In Thousands)
Additions
Investment income        $347          $166        $1,363         $557       $1,592         $302      $12,228
Net appreciation
  (depreciation) in
  fair value of
  investments           4,295            34             -      (1,150)            -            -          463

Interfund transfers     4,632         1,287         (542)      (4,240)      (1,122)          406            -

Contributions:
  Participant           2,352           117         1,297          552            -            -        8,558
  Employer              2,235           124         1,449            -            -            -        7,910
  Other                   264            21            61            -            -                       697
------------------------------------------------------------------------------------------------------------------------
Total contributions     4,851           262         2,807          552            -            -       17,165
------------------------------------------------------------------------------------------------------------------------
Total additions        14,125         1,749         3,628      (4,281)          470          708       29,856

Deductions
Distributions to
  participants        (1,413)       (1,078)       (2,332)      (3,457)        (470)        (290)     (13,919)
-------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)12,712           671         1,296      (7,738)            -          418       15,937

Net assets available
  for benefits at
  beginning of year    13,297         2,517        23,693       84,721            -        4,228      202,234
-------------------------------------------------------------------------------------------------------------------------
Net assets availabe
  for benefits at end
  of year             $26,009        $3,188       $24,989      $76,983           $-       $4,646     $218,171
====================================================================================================================

(1)  In 1998, the portion of the Plan consisting of the Pacific Century Financial Corporation Stock Fund converted to an employee stock ownership plan.

During 1997, the change in net assets available for benefits by investment option is as follows:

                                         Year ended December 31, 1997
------------------------------------------------------------------------------------------------------------------------
                                                      Pacific Capital
                                                                Short
                      Pacific                            Intermediate       Pacific
                      Capital     Pacific     Pacific            U.S.       Capital
                       Growth     Capital Capital New        Treasury   Diversified     Vanguard
                        Stock    Growth & Asia Growth      Securities  Fixed Income   Wellington     Vanguard
                         Fund Income Fund        Fund   Unit Fund (1) Unit Fund (1)         Fund Windsor Fund
------------------------------------------------------------------------------------------------------------------------
                                                       (In Thousands)
Additions
Investment income        $244        $107        $122              $1            $-       $2,555       $5,965
Net appreciation
  (depreciation) in
  fair value of
  investments              62          91       (507)               -             -        3,078          714

Interfund transfers       298         461          92              40            13        (271)        (366)

Contributions:
  Participant             162         112         232               -             -          821        1,292
  Employer                239         175         266               -             2        1,148        1,639
  Other                     1           7           7               -             -          122           48
------------------------------------------------------------------------------------------------------------------------
Total contributions       402         294         505               -             2        2,091        2,979
------------------------------------------------------------------------------------------------------------------------
Total additions         1,006         953         212              41            15        7,453        9,292

Deductions
Distributions to
  participants           (61)        (26)        (85)               -             -      (1,706)      (2,084)
------------------------------------------------------------------------------------------------------------------------
Net increase              945         927         127              41            15        5,747        7,208

Net assets available
  for benefits at
  beginning of year       868         396       1,049               -             -       25,180       31,275
------------------------------------------------------------------------------------------------------------------------
Net assets available
  for benefits at end
  of year              $1,813      $1,323      $1,176             $41           $15      $30,927      $38,483
====================================================================================================================

(1) In 1997, the Pacific Capital Short Intermediate U.S. Treasury Securities Unit Fund and Pacific Capital Diversified
Fixed Income Unit Fund became available as investment options.


                                          Year ended December 31, 1997
-------------------------------------------------------------------------------------------------------------------------
                                 Short-Term
                                    Federal
                               Portfolio of                    Pacific
                500 Portfolio  the Vanguard                    Century
                       of the  Fixed Income      Vanguard    Financial
                     Vanguard    Securities    Retirement  Corporation
                  Index Trust          Fund Savings Trust   Stock Fund    Loan Fund        Total
------------------------------------------------------------------------------------------------------------------------
                                                        (In Thousands)
Additions
Investment income        $251          $120        $1,377       $2,099         $295      $13,136
Net appreciation
  (depreciation) in
  fair value of
  investments           2,500            11             -       12,453            -       18,402

Interfund transfers     1,463           919         (982)      (2,834)        1,167            -

Contributions:
  Participant             964           116           851        2,048            -        6,598
  Employer              1,173           176         1,308        2,680            -        8,806
  Other                    69             -            63           42            -          359
------------------------------------------------------------------------------------------------------------------------
Total contributions     2,206           292         2,222        4,770            -       15,763
------------------------------------------------------------------------------------------------------------------------
Total additions         6,420         1,342         2,617       16,488        1,462       47,301

Deductions
Distributions to
  participants        (1,008)         (153)       (2,514)      (4,217)        (265)     (12,119)
------------------------------------------------------------------------------------------------------------------------
Net increase            5,412         1,189           103       12,271        1,197       35,182

Net assets available
  for benefits at
  beginning of year     7,885         1,328        23,590       72,450        3,031      167,052
------------------------------------------------------------------------------------------------------------------------
Net assets available
  for benefits at end
  of year             $13,297        $2,517       $23,693      $84,721       $4,228     $202,234
====================================================================================================================

6. Year 2000 (Unaudited)

A significant issue facing companies nationwide is the transition to the new millennium. Year 2000 concerns arise primarily from past date-coding practices in both software and hardware that used two digits rather than four digits to represent years. If not corrected, systems that use the two-digit format will be unable to correctly distinguish dates after December 31, 1999. This problem could cause these systems to fail or produce inaccurate information.

The Plan's computer applications and systems are included in Pacific Century Financial Corporation's consolidated Project 2000 plan, a corporate-wide initiative to manage, coordinate and track Year 2000 compliance activities for Pacific Century Financial Corporation and all subsidiaries. All costs applicable to this project are paid for the Plan by Bank of Hawaii. Pacific Century Financial Corporation has disclosed that it is addressing all significant matters related to Year 2000 and expects all "critical" systems, including appropriate contingency plans, to be ready and meet federal regulations by the required due dates.

                    Supplemental Schedules

    Pacific Century Financial Corporation Profit Sharing Plan

       Employer ID Number: 99-0033900/ Plan Number: 091203

   Line 27a - Schedule of Assets Held for Investment Purposes

                          December 31, 1998


Identity of Issue                             Number of                          Current
Description of Asset                             Shares             Cost           Value
---------------------------------------------------------------------------------------------------------------
(In thousands of dollars, except for shares)
Mutual Funds
Pacific Capital Growth Stock Fund*              248,301           $3,897          $4,248

Pacific Capital Growth & Income Fund*           190,591            3,238           3,509

Pacific Capital New Asia Growth Fund*           155,661            1,507           1,155

Pacific Capital Short Intermediate U.S.
  Treasury Securities Unit Fund*                 77,538              404             409

Pacific Capital Diversified Fixed Income
  Unit Fund*                                     92,126              495             495

Vanguard Wellington Fund*                     1,146,747           27,265          33,657

Vanguard Windsor Fund*                        2,291,048           35,085          35,672

500 Portfolio of the Vanguard Index Trust*      212,756           17,168          24,243

Short-Term Federal Portfolio of the Vanguard
  Fixed Income Securities Fund*                 301,159            3,057           3,090
                                                              ----------      ----------
Total mutual funds                                                92,116         106,478

Collective Trust
Vanguard Retirement Savings Trust*           23,859,784           23,860          23,860

Common Stock
Pacific Century Financial Corporation Stock
  Fund*                                       2,952,924           42,309          76,983

Participant Loans - Interest rates ranging from
  7.14% to 8.61%                                                                   4,777
                                                                              ----------
                                                                                $212,098
                                                                              ==========
*Indicates an investment with a party-in-interest to the Plan.

    Pacific Century Financial Corporation Profit Sharing Plan

       Employer ID Number: 99-0033900/ Plan Number: 091203

         Line 27d - Schedule of Reportable Transactions

                    Year ended December 31, 1998


                                                                                 Current
                                                                                Value of
                                                                                Asset on
Identity of Party                           Purchase    Selling     Cost of  Transaction        Net
Involved           Description of Asset        Price      Price       Asset         Date       Gain
---------------------------------------------------------------------------------------------------------------
(In Thousands)

Category (iii)-Series of Transactions in Excess of 5% of Plan Assets:
The Vanguard       Vanguard Wellington
  Group*             Fund
                   Purchases                  $8,681         $-      $8,681       $8,681         $-
                   Sales                           -      4,970       4,052        4,970        918

The Vanguard       Vanguard Windsor
  Group*             Fund
                   Purchases                   8,662          -       8,662        8,662          -
                   Sales                           -      7,308       6,746        7,308        562

The Vanguard       500 Portfolio of the
  Group*             Vanguard Index Trust
                   Purchases                  11,463          -      11,463       11,463          -
                   Sales                           -      3,927       3,301        3,927        626

The Vanguard       Vanguard Retirement
  Group*             Savings Trust
                   Purchases                   8,298          -       8,298        8,298          -
                   Sales                           -      7,195       7,195        7,195          -

Pacific Century    Pacific Century
Financial            Financial Corporation
Corporation*         Stock Fund
                   Purchases                   8,038          -       8,038        8,038          -
                   Sales                           -     12,629       8,210       12,629      4,419

*Indicates party-in-interest to the Plan.
There were no category (i), (ii) or (iv) reportable transactions during 1998.







                 Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-57267) pertaining to the Pacific Century Financial Corporation Profit Sharing Plan, of our report dated April 1, 1999, with respect to the financial statements and schedules of the Pacific Century Financial Corporation Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.



                                            /s/ ERNST & YOUNG LLP



Honolulu, Hawaii
June 25, 1999